SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934


                      Press Release dated January 12, 2001

                             Eiger Technology, Inc.
                                  330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F....X...Form 40-F.........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                   Yes....X...No.......

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Eiger Technology, Inc.



Date:  January 12, 2001       Mr. Gerry A. Racicot
                              President

                   EIGER TECHNOLOGY, INC. UPDATES FIRST QUARTER OUTLOOK

Toronto, ON January 12, 2001 - Eiger Technology, Inc. (Eiger) a vendor of computer products and peripherals sold through OEM customers, today announced that it expects to report lower revenues for its first quarter of fiscal year 2001 ending December 30, 2000 as compared to the same period in 1999, and a loss per share greater than Bay Street expectations.

The company expects to report net revenues for the first quarter of fiscal 2001 in the range of $8 to $10 million and a loss per share ranging from $0.04 to $0.07 for the quarter. This revenue reflects weakness in the overall economy, a significant decrease in consumer demand for personal computers, a general slow down in retail sales, and a channel-wide over supply of personal computer inventory.

Data from retailers and market research firms suggest that current softness in the PC sector is a function of increases PC inventories at a time of reduced retail spending. Accordingly, OEMs have significantly reduced their purchasing of computer components and peripherals. This purchasing slowdown is evident in the recent slate of downgrades to EMS companies by the investment industry.

Eiger is of the opinion that the current retraction in PC sector is nothing more than a temporary inventory problem that will be resolved over time. The PC market may not, however, recover until late 2001 due to current inventories and economic uncertainties that could further affect consumer spending. Although Eiger is confident that its OEM manufacturing revenues will rebound to prior levels as the PC marketplace and overall economy rebound, Eiger will experience softness in its OEM manufacturing revenue for the balance of fiscal 2001.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger also owns 25% of Nixxo Technologies. Nixxo is a GSM chipset and operating system design company based in California. The GSM cellular market represents 65% of the world cellular phone market with growth rates of over 30% a year. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology, Inc.'s web site at www.eigertechnology.com

For More Information, Please Contact:
Roland P. Austrup, Vice President
Eiger Technology, Inc.
416-216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.